Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

September 3, 2020

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories announces the launch of Methylphenidate Hydrochloride Extended-Release Tablets USP, in the U.S. Market.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	APARNA TEKURI aparnatekuri@drreddys.com (Ph: +91-40- 49002446)

Dr. Reddy's Laboratories announces the launch of
Methylphenidate Hydrochloride Extended-Release Tablets USP,
in the U.S. Market

Hyderabad, India, September 3, 2020	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. September 3, 2020 - Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced the launch of Methylphenidate Hydrochloride Extended-Release Tablets USP, 18 mg, 27 mg, 36 mg and 54 mg, a therapeutic equivalent generic version of Concerta® (methylphenidate Hydrochloride) Extended-Release Tablets, 18 mg, 27 mg, 36 mg, and 54 mg, approved by the U.S. Food and Drug Administration (USFDA).

The Concerta® brand and generic market had U.S. sales of approximately $1.159 billion MAT for the most recent twelve months ending in June 2020 according to IQVIA Health*.

Dr. Reddy’s Methylphenidate Hydrochloride Extended-Release Tablets, USP are available in strengths of 18 mg, 27 mg, 36 mg, and 54 mg tablets in bottle count sizes of 100.

Please see full prescribing information including boxed warning.

https://www.drreddys.com/pi/methylphenidate-hydrochloride.pdf

WARNING: DRUG DEPENDENCE

Methylphenidate hydrochloride extended-release tablets should be given cautiously to patients with a history of drug dependence or alcoholism. Chronic abusive use can lead to marked tolerance and psychological dependence with varying degrees of abnormal behavior.

Frank psychotic episodes can occur, especially with parenteral abuse. Careful supervision is required during withdrawal from abusive use since severe depression may occur. Withdrawal following chronic therapeutic use may unmask symptoms of the underlying disorder that may require follow-up.

Concerta® is a trademark owned or licensed by Janssen Pharmaceuticals, Inc. *IQVIA Retail and Non-Retail MAT June 2020 RDY-0820-304

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2020. The company assumes no obligation to update any information contained herein.”